The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

[redacted]

October 13, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice of Initiation of Tender Offer

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dlw 10/17

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Toru Matsuura
Title: Controller

October 13, 2006
The Sumitomo Trust & Banking Co., Ltd.

Notice of Initiation of Tender Offer

The Sumitomo Trust & Banking Co., Ltd. (hereinafter "Sumitomo Trust") resolved at a meeting of the Board of Directors today to initiate a tender offer (hereinafter "Tender Offer") under the Securities Law of Japan for the common shares of STB Leasing Co., Ltd. (hereinafter "STBL"), subject to official approval from relevant authorities, as follows.

1. Objective of Tender Offer

Sumitomo Trust has been actively pursuing strategic investments and capital/business alliances, against the backdrop of its financial soundness, in order to accelerate organic growth and to enhance customer and business franchises.

In April 2005, Sumitomo Trust made Matsushita Leasing & Credit Co., Ltd., which has been renamed Sumishin Matsushita Financial Services Co., Ltd. (herein after "SMFC"), a consolidated subsidiary. In November 2005, Sumitomo Trust acquired First Credit Corporation, a major real estate secured loan company. Through these transactions the Sumitomo Trust group has enhanced its franchise and variety of its financial services.

The Sumitomo Trust group now has two leasing companies, SMFC which has strength in a wide variety of financial functions and a vast customer franchise, and STBL which has strength in leasing to large corporations. In the leasing industry, a further increase in competition and lower profitability are expected partly because of expected revision of the accounting rule regarding leasing transactions. Therefore, expansion, diversification and integration of their businesses are urgent issues for these companies.

In responding to such changes in the business environment, Sumitomo Trust undertakes the Tender Offer in order to make STBL its wholly owned subsidiary. Upon the completion of the Tender Offer, Sumitomo Trust plans to clearly position STBL as one of its core subsidiaries and will aim to strengthen its competitiveness by effectively utilizing the management resources of the Sumitomo Trust group.

Sumitomo Trust will pursue intergroup reorganization of the two companies in 2008 after discussion with Matsushita Electric Industrial Co., Ltd. (hereinafter "Matsushita Electric"), a joint partnership shareholder of SMFC. Sumitomo Trust plans to conduct integrated finance businesses providing a wide variety of financial services such as leasing and credit card business to its diversified customer base, such as large corporations, small and medium corporations, private company owners and retail customers. Thus, Sumitomo Trust will aim to strengthen its non-bank businesses and achieve sustainable growth in its consolidated earnings.

Since Sumitomo Trust does not set either an upper or lower limit in number of shares to be purchased through the Tender Offer, it will purchase all the shares tendered. Sumitomo Trust aims to make STBL its wholly owned subsidiary for the sake of swift decision-making for intergroup reorganization. Accordingly, in the event Sumitomo Trust is unable to acquire all the issued shares of STBL, it will conduct a stock-for-stock exchange between Sumitomo Trust and STBL, which may be done without a resolution of the shareholders or which may be paid for by cash (hereinafter "the stock-for-stock exchange"), to accomplish this objective. The conditions and timing of the possible stock-for-stock exchange have not yet determined.

In the event of a stock-for-stock exchange, economic value to be received by shareholders of

STBL may exceed, or be equal to or less than the purchase price of the Tender Offer since it will be determined according to discussion between Sumitomo Trust and STBL based on the valuation of STBL's shares at the time of the stock-for-stock exchange. In addition, if anyone of STBL's shareholders seeks an appraisal remedy in accordance with relevant laws, the purchase price to be paid to such shareholder may differ from the purchase price of the Tender Offer or the economic value to be received by shareholders of STBL upon the stock-for-stock exchange.

Although STBL is listed on the first section of the Tokyo Stock Exchange, it may be de delisted subject to the result of the Tender Offer. In the event the stock-for-stock exchange is conducted after the Tender Offer, STBL will also be delisted. After the delisting, the shares of STBL cannot be traded on the Tokyo Stock Exchange.

The purchase price of the Tender Offer, 2,050 yen per share, was determined by taking into consideration various factors, including the market price of STBL shares, the financial condition and projected earnings of STBL, a valuation of the stock conducted by Daiwa Securities SMBC Co., Ltd. as a third party, and "Amendment of Forecast for Financial Results of the FY2006" announced by STBL on October 13, 2006. The purchase price is approximately 35% higher than the average closing price of STBL shares on the first section of the Tokyo Stock Exchange for the one-month period ended October 13, 2006, the announcement date of the Tender Offer.

STBL resolved at a meeting of the Board of Directors on October 13, 2006 to recommend support for the Tender Offer.

2. Outline of the Tender Offer

(1) Outline of Subject Company

1)	Company name	STB Leasing Company Limited	
2)	Main area of business	Total leasing businesses (leasing, installment sales, business loans and related businesses)	
3)	Establishment date	July 1, 1985	
4)	Location	2-3-4 Nihonbashi, Chuo-ku, Tokyo	
5)	Representative	Jiro Araki, President and CEO	
6)	Capital	5,064 million yen (as of March 31, 2006)	
7)	Number of total issued shares	21,584,300 shares	
8)	Principal shareholders	Sumishin Card Company, Limited	11.17%
	(as of March 31, 2006)	Sumishin Realty Company, Limited	9.73%
		Sumisho Lease Co., Ltd.	9.27%
		Aiful Corporation	8.09%
		Promise Co., Ltd.	8.09%
		Sumitomo Trust & Banking Co., Ltd.	4.99%
		Japan Trustee Services Bank, Ltd.	4.56%
		Sumishin Information Service Company Limited	4.18%
		NEC Corporation	4.04%
		Shinsen Corporation	3.39%

9) Relationship with Sumitomo Trust

Equity: Sumitomo Trust owns 970,000 shares (4.49% ownership rate) of STBL as of September 30, 2006.

Note) Sumitomo Trust also owns 35,000 shares of STBL as The

	Sumitomo Trust & Banking Co., Ltd. (Trust account B) as of September 30, 2006.
Human resources:	An employee of Sumitomo Trust is concurrently serving as a statutory auditor of STBL. The president of STBL is a former director and senior executive officer of Sumitomo Trust.
Business	Sumitomo Trust makes loans of business funds to STBL.

(2) Type of Shares to be Purchased: Common Shares

(3) Tender Offer Period: From October 24, 2006 (Tuesday) to November 27, 2006 (Monday), 35 days

(4) Purchase Price: 2,050 yen per share

(5) Basis for Calculating Purchase Price:

The Purchase Price was determined by taking into consideration various factors including the market price of STBL shares, the financial condition and projected earnings of STBL, a valuation of the STBL's stock conducted by Daiwa Securities SMBC Co., Ltd. as a third party, and "Amendment of Forecast for Financial Results of the FY2006" announced by STBL on October 13, 2006. The Purchase Price is approximately 35% higher than the average closing price of STBL shares on the first section of the Tokyo Stock Exchange for the one-month period ended October 13, 2006, the announcement date of the Tender Offer.

(6) Number of Shares Planned to be Purchased: 20,614,300 shares

(7) Change in Number of Shares Held by Sumitomo Trust

Number of Shares Held Prior to the Tender Offer: 970,000 shares (Ownership Ratio 4.49%)

Note) Sumitomo Trust also owns 35,000 shares of STBL in its Trust B account. The number of shares above does not include those held by Sumitomo Trust's specially related parties, defined in Article 9 of the Enforcement Regulations of the Securities Law of Japan.

Number of Shares Held After the Tender Offer: 21,584,300 shares (Ownership Ratio 100%)

(8) Date of Public Notification: October 24, 2006 (Tuesday)

(9) Tender Offer Agent: Daiwa Securities SMBC Co., Ltd.
Daiwa Securities Co., Ltd. (a sub-agent of Daiwa Securities SMBC Co., Ltd.)

(10) Funds Required for the Tender Offer: Approximately 42.3 billion yen (Plan)

3. Agreement with STBL Regarding the Tender Offer

STBL resolved at a meeting of the Board of Directors on October 13, 2006 to recommend support for the Tender Offer.

In addition, STBL has announced its intention to pursue intergroup reorganization with SMFC in 2008 after discussion with Matsushita Electric in the event that STBL becomes a wholly owned subsidiary of Sumitomo Trust as a result of the Tender Offer.

4. Future Prospect

Upon the completion of the Tender Offer, STBL is expected to become a consolidated subsidiary from a current affiliate subject to the equity method with 27.5% ownership ratio in real

terms.

Since any effect on the consolidated earnings forecast of Sumitomo Trust for the period ending March 31, 2007 will change according to number of shares tendered, such effect will be notified later based on a result of the Tender Offer.

In addition, the effect on the consolidated earnings forecast of Sumitomo Trust for the period ending March 31, 2007 is expected to be 3.6 billion yen increase in its consolidated net operating income and its consolidated net income, respectively.

For further information, please contact IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

<For Reference>

• • • • Financial conditions and its future prospects of STBL (consolidated)

(in millions of yen)

	FY2005	FY2006 (Forecast)
Sales revenue	163,696	161,600
Net operating profit	6,938	6,300
Net income	4,431	16,700
Net assets	40,136	
Total assets	524,695	

Note) STBL released today "Amendment of Forecast for Financial Results of the FY2006"

• 2• • Outline of SMFC

1) Company name — Sumishin Matsushita Financial Services Co., Ltd.
2) Main area of business — Total leasing business, installment finance business and credit card business, etc.
3) Establishment date — February 27, 1967
4) Location — 3-2-18 Nakanoshima, Kita-ku, Osaka
5) Representative — Toshiharu Sakurai, President and Representative Director
6) Capital — 20,520 million yen (as of March 31, 2006)
7) Number of total issued shares — 7,902,440 shares
8) Principal shareholders — The Sumitomo Trust & Banking Co., Ltd. 66%; Matsushita Electric Industrial Co., Ltd. 34%
9) Financial results for the period ended March 31, 2006 (in millions of yen)

Sales revenue	192,541	Net assets	67,584
Net operating income	8,483	Total assets	522,797
Net income	4,878		